Exhibit 99.2
SCHEDULE B
TRANSACTIONS IN THE COMMON STOCK EFFECTING DURING THE PAST 60 DAYS BY THE REPORTING PERSON

The following table sets forth all transactions in the Common Stock effected during the past 60 days by the Reporting Persons. Except as noted below, all such transactions were effected by the Reporting Person in the open market through brokers, and the price per share does not include brokerage commissions and transaction costs.

Name of Reporting Person	Date of Transaction	Shares Purchased (Sold)	Price Per Share ($)
Globalharvest Holdings Venture Ltd.	4/17/2025	75,000	10.19
Globalharvest Holdings Venture Ltd.	4/21/2025	75,000	10.26
Globalharvest Holdings Venture Ltd.	6/6/2025	127,922	10.96
Globalharvest Holdings Venture Ltd.	6/9/2025	178,846	11.47
Globalharvest Holdings Venture Ltd.	6/10/2025	164,232	11.47
Globalharvest Holdings Venture Ltd.	6/11/2025	110,153	11.50
Globalharvest Holdings Venture Ltd.	6/12/2025	329,401	12.09
Globalharvest Holdings Venture Ltd.	6/13/2025	3,196	11.98